# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARB IOT Group Ltd, CIK 0001930179
CUSIP: G0447T118
Title of class of securities: Ordinary Shares, $0.0015 par value
Address of issuer's principal executive offices: Level 39, Marina Bay Financial Centre, Tower 2, 10, Marina Boulevard, Singapore (U0), 018983
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0002011460
Persons authorized to receive notices and communications: Liew Kok Leong, No. 32-BC-16 Menara Q Sentral,, 2A, Jalan Stesen Sentral 2 KL Sentral, Kuala Lumpur W.P, Malaysia (N8), 50470, 60 12-393 1809

## Reporting persons
- Liew Kok Leong (CIK 0002011460): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 151,182; shared voting power 391,892; sole dispositive power 151,182; shared dispositive power 391,892; aggregate amount beneficially owned 543,074 (30.8% of the class)
  Comment: The percentages reported herein are calculated based upon 1,765,256 ordinary shares outstanding as of December 15, 2025.
- Ukay One Sdn. Bhd.: type of reporting person: other (OO); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 391,892; shared voting power 0; sole dispositive power 391,892; shared dispositive power 0; aggregate amount beneficially owned 391,892 (22.2% of the class)
  Comment: The percentages reported herein are calculated based upon 1,765,256 ordinary shares outstanding as of December 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0015 par value
Name of issuer: ARB IOT Group Ltd
Address of issuer's principal executive offices: Level 39, Marina Bay Financial Centre, Tower 2, 10, Marina Boulevard, Singapore (U0), 018983
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on February 9, 2024 and Amendment No. 1 filed on August 6, 2025 (together with this Amendment No. 2, the "Schedule 13D"), relating to the ordinary shares, par value $0.0015 per share of ARB IOT Group Limited. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 12, 2025, Ukay One Sdn. Bhd. acquired 65,050 ordinary shares on the open market using its personal funds at market price.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities held by the Reporting Persons were acquired in connection with the transaction described in Item 3 above.

The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 2 for the aggregate number and percentage of the ordinary shares beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Amendment No. 2 for the shares as to which each Reporting Person has the sole or shared voting power and sole or shared dispositive power.
Transactions in the class effected during the past sixty days: Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons did not effect any transactions in the Issuer's securities within the past 60 days.

## Signatures
- Liew Kok Leong: /s/ Liew Kok Leong, Liew Kok Leong (12/16/2025)
- Ukay One Sdn. Bhd.: /s/ Liew Kok Leong, Liew Kok Leong / Director (12/16/2025)